Sub-Item 77Q1b: Policies with respect to security investments


At their meeting on February 15, 2005, the Fund's Board approved changes to the Fund's investment strategy. The Fund will invest at least 80% of net assets, plus any borrowings for investment purposes, in equity securities of small conpanies from at least three countries, including the U.S. The portfolio managers will use a bottom-up investment approach to identify fundamentally strong companies trading at a discount to their projected growth rates or intrinsic values (i.e., the present value of the future cash flows that it will generate). The Fund will seek capital appreciation by taking advantage of both growth and value opportunities, based on the managers' view of individual companies. The Fund may invest up to 20% of its net assets, plus any borrowings for investment purposes, in debt securites.